

News Release

Southern Star Central Corp.

Date: April 21, 2006

Contact:
Susanne Harris
Southern Star (investor relations)
(270) 852-5000
susanne.w.harris@sscgp.com

Gayle Hobbs
Southern Star (media relations)
(270) 852-4503
gayle.b.hobbs@sscgp.com

Southern Star Announces Expiration of Cash Tender Offer and Consent Solicitation

Owensboro, KY - - (BUSINESS WIRE) - - April 21, 2006 - - Southern Star Central Corp. (Southern Star) announced today that its cash tender offer and consent solicitation for any and all of its outstanding $180,000,000 aggregate principal amount of 8 ½% Senior Secured Notes due 2010 (Senior Secured Notes) expired on April 20, 2006 at 11:59 P.M., its scheduled expiration date. On April 13, 2006, Southern Star accepted for payment $176,915,000 principal amount of Senior Secured Notes, which represented 98.29% of the outstanding aggregate principal amount of the Senior Secured Notes. Southern Star expects to accept for payment an additional $5,000 principal amount of Senior Secured Notes that were tendered after the initial settlement date.

Southern Star also announced today that the cash tender offer and consent solicitation for any and all of the outstanding $175,000,000 aggregate principal amount of 7 3/8% Senior Notes due 2006 (Senior Notes) of Southern Star's wholly owned subsidiary, Southern Star Central Gas Pipeline, Inc. (Central), expired on April 20, 2006 at 11:59 P.M., its scheduled expiration date. On April 13, 2006, Central accepted for payment $155,135,000 aggregate principal amount of Senior Notes, which represented 88.65% of the outstanding aggregate principal amount of Senior Notes. No additional Senior Notes were tendered prior to the expiration of the tender offer.

Lehman Brothers Inc. and Credit Suisse Securities (USA) LLC acted as Dealer Managers and Solicitation Agents for the tender offers and the consent solicitations. The Information Agent and the Tender Agent for the tender offers was D. F. King & Co., Inc. Questions regarding the tender offers and consent solicitations may be directed to Lehman Brothers Inc., telephone number 800-438-3242 (toll free) and 212-528-7581 (call collect) or to Credit Suisse at 212-538-0652 or toll free at 800-820-1653. Requests for copies of either Offer to Purchase and related documents thereto may be directed to D. F. King & Co., Inc., telephone number 800-758-5378 (toll free) and 212-269-5550 (banks and brokerage firms).

This announcement is not an offer to purchase, a solicitation of an offer to sell, or a solicitation of consents with respect to the Notes nor is this announcement an offer to sell or solicitation of an offer to purchase new securities. The tender offers and consent solicitations were made solely by means of the applicable Offer to Purchase and Consent Solicitation.

CONTACT: Southern Star Central Corp.

Susanne Harris, Chief Financial Officer, 270-852-5000

About Southern Star Central Corp.

Southern Star Central Corp., headquartered in Owensboro, Kentucky, owns Southern Star Central Gas Pipeline, Inc. an interstate natural gas transmission system spanning approximately 6,000 miles in the Midwest and Mid-continent regions of the United States. Southern Star's pipeline facilities are located throughout Kansas, Oklahoma, Nebraska, Missouri, Wyoming, Colorado and Texas. It serves major markets such as the Kansas City metropolitan area, Wichita, Kansas and the Joplin/Springfield, Missouri areas

The information in this release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to anticipated financial performance, management's plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan" and "objective" and other similar expressions identify some of the statements that are forward-looking. These statements are based on management's beliefs and assumptions and on information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with such statements, factors that could cause actual results to differ materially from those contemplated in any forward-looking statement include, among others, the following: future utilization of pipeline capacity, which can depend on energy prices and the prices for natural gas available on Central's system, competition from other pipelines and alternative fuels, the general level of natural gas demand, decisions by customers not to renew expiring natural gas transportation contracts, adequate supplies of natural gas, the construction or abandonment of gas customer facilities, weather conditions and other factors beyond Central's control; operational risks and limitations of Central's pipeline system and of interconnected pipeline systems; changes in federal, state or local laws and regulations to which Central is subject, including allowed rates of return and related regulatory matters, and tax, environmental and employment laws and regulations; the ability of Central's customers to pay for its services; the ability to obtain governmental and regulatory approval of various expansion projects; the cost and effects of legal and administrative proceedings; the effect of accounting interpretations and changes in accounting policies; and changes in general economic, market or business conditions.

Other factors and assumptions not identified above may also have been involved in deriving these forward-looking statements, and the failure of those other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Central assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements.